Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Rio Alto Mining Limited (“Rio Alto” or the “Company”)
400 Burrard Street
Suite 1950
Vancouver, British Columbia
V6C 3A6

Item 2 Date of Material Change

May 21, 2014

Item 3 News Release

A news release was issued by the Company on May 21, 2014 through the facilities of Marketwired and was subsequently filed on SEDAR.

Item 4 Summary of Material Change

On May 21, 2014, the Company and Sulliden Gold Corporation Ltd (“Sulliden”) jointly announced that they signed a binding letter agreement (the “Agreement”) to combine their respective businesses and create a new, mid-tier gold producer with operations focused in Peru (the “Transaction”).

Item 5 Full Description of Material Change

On May 21, 2014, the Company and Sulliden jointly announced that they signed the Agreement to effect the Transaction. The Transaction combines Rio Alto’s currently producing La Arena gold oxide mine and adjoining sulphide copper-gold deposit with Sulliden’s scalable Shahuindo gold development project located in Cajabamba, northern Peru.

Pursuant to the Agreement, Rio Alto will acquire each outstanding Sulliden common share for 0.525 of a Rio Alto common share (the “Exchange Ratio”). In addition, as part of the Transaction, Sulliden shareholders will receive 0.10 of a common share in a newly incorporated company (“SpinCo”) for each Sulliden common share held. SpinCo will hold Sulliden’s 100% interest in the East Sullivan Property in Val-d’Or, Quebec and will be capitalized with approximately C$25 million in cash which, at Rio Alto’s option, may be provided entirely in cash or C$15 million in cash and C$10 million in common shares of Rio Alto. Following completion of the Transaction, each outstanding warrant and stock option to purchase Sulliden common shares will be exercisable to purchase 0.525 of a Rio Alto common share and 0.10 of a SpinCo common share in lieu of each Sulliden common share.

The Exchange Ratio represents consideration to Sulliden shareholders of C$1.12 per Sulliden common share based on the closing price of Rio Alto common shares of C$2.13 per share on the Toronto Stock Exchange as at May 20, 2014. This value implies a 43.4% premium over the May 20, 2014 closing price of Sulliden’s common shares of C$0.78 and a 46.8% premium calculated on the 20-day volume weighted average price of each company’s common shares as of May 20, 2014.

Upon completion of the Transaction, Rio Alto shareholders and Sulliden shareholders will own approximately 52% and 48%, respectively, of the outstanding Rio Alto common shares, on an undiluted basis.

The acquisition of Sulliden establishes Rio Alto as a leading mid-tier gold producer with a strong portfolio of producing and near-producing assets

Recommendations of Boards of Directors

The board of directors (the “Board of Directors”) of both companies have determined that the Transaction is in the best interests of the shareholders of the respective companies based on a number of factors, including fairness opinions received from their respective financial advisors. Each company’s Board of Directors approved the terms of the Transaction and recommends that their respective shareholders vote in favour of the Transaction. GMP Securities L.P. has provided a fairness opinion to the Board of Directors of Rio Alto. Cormark Securities Inc. provided a fairness opinion to the Board of Directors of Sulliden and National Bank Financial Inc. provided an independent fairness opinion to the special committee of the Board of Directors of Sulliden.

Each of the officers and directors of Sulliden and certain other shareholders of Sulliden, including Aberdeen International Inc., have agreed to enter into voting support agreements with Rio Alto supporting the Transaction pursuant to which they will vote their common shares held in favour of the approval of the arrangement. Each of the officers and directors of Rio Alto have agreed to enter into voting support agreements with Sulliden supporting the Transaction pursuant to which they will vote their common shares held in favour of the approval of the issuance of Rio Alto common shares in the arrangement.

The Transaction

The Transaction will be carried out by way of court-approved plan of arrangement and will require the approval of at least 66⅔% of the votes cast in person or by proxy of the shareholders of Sulliden at a special meeting of Sulliden shareholders to be held no later than July 30, 2014. As the Transaction will constitute a “business combination” for the purposes of Multilateral Instrument 61-101, it is expected that the Transaction will also be subject to approval by a “majority of the minority” of the votes cast by shareholders of Sulliden, excluding votes attached to common shares of Sulliden held by certain related parties of the Company. The Transaction is also subject to obtaining approval by a majority of votes cast by the shareholders of Rio Alto at a special meeting of Rio Alto shareholders expected to take place on or about the same date as the Sulliden meeting.

In addition to shareholder approvals, the Transaction is also subject to the negotiation and execution of a definitive arrangement agreement to give effect to the Transaction, the receipt of all necessary regulatory, court and other approvals and the satisfaction of certain other closing conditions customary for a transaction of this nature.

The Agreement includes customary deal protection provisions including, among other things, reciprocal non-solicitation covenants, subject to “fiduciary out” provisions that entitle a party to consider and accept a superior proposal and a right in favour of the other party to match any superior proposal. The Agreement provides for a reciprocal C$15 million termination fee payable and a cost reimbursement fee of C$2 million payable by one party to the other in certain circumstances if the Transaction is not completed.

Upon completion of the Transaction, two nominees of Sulliden will be appointed to the Rio Alto Board of Directors, with the existing seven directors of Rio Alto continuing as directors.

Upon completion of the Transaction, Rio Alto will have approximately 340 million common shares issued and outstanding, with former Sulliden shareholders holding approximately 48% of the outstanding shares of the combined company on an undiluted basis.

See the joint press release issued on May 20, 2014 and the copy of the letter agreement filed on SEDAR with this report and dated May 23, 2014 between Rio Alto and Sulliden with respect to the Transaction for further information.

Meeting materials regarding the Transaction are expected to be mailed to the shareholders of Rio Alto and Sulliden in respect of special meetings to take place in late July, with closing expected to occur as soon as reasonably practicable following the shareholders’ votes and regulatory approvals.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Alexander Black
President, CEO & Director
51 1 625 9900
alexb@rioaltomining.com

Item 9 Date of Report

May 23, 2014

Cautionary statement regarding forward-looking information:

This material change report contains forward-looking statements and forward-looking information within the meaning of United States and Canadian securities laws, respectively. The use of any of the words “expect”, “potential”, “anticipate”, “continue”, “objective”, “may”, “will”, “should”, “believe”, “plans”, “intends” and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information concerning: the anticipated benefits of the Transaction to Rio Alto and its shareholders; the timing and anticipated receipt of required regulatory, court, and shareholder approvals for the Transaction; the ability of Rio Alto, Sulliden and SpinCo to satisfy the other conditions to, and to complete, the Transaction; and the anticipated timing of the closing of, and the mailing of the information circular regarding the, Transaction.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the

Transaction, Rio Alto and Sulliden have provided them in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular; the ability of the parties to receive, in a timely manner, the necessary regulatory, court, shareholder and other third party approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary shareholder, regulatory, court or other third party approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to, the risk that the transaction may not close when planned or at all or on the terms and conditions set forth in the Transaction agreement; the failure to obtain the necessary shareholder, court, regulatory and other third party approvals required in order to proceed with the transaction; the synergies expected from the Transaction not being realized; business integration risks; operational risks in the development, exploration and production of precious metals; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve and resource estimates; uncertainties inherent to feasibility and other economic studies; health, safety and environmental risks; gold price and other commodity price and exchange rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; ability to access sufficient capital from internal and external sources; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations and risks inherent to operating in developing countries. In addition, the failure of a party to comply with the terms of the Agreement may result in that party being required to pay a non-completion or other fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on other risks and factors that could affect the operations or financial results of Rio Alto and Sulliden are included in reports on file with applicable securities regulatory authorities including, but not limited to, Rio Alto’s Annual Information Form for the fiscal year ended December 31, 2013 which may be accessed on Rio Alto’s SEDAR profile at www.sedar.com and Sulliden’s Annual Information Form for the fiscal year ended April 30, 2013 which may be accessed on Sulliden’s SEDAR profile at www.sedar.com.

Management has included the above summary of assumptions and risks related to forward looking information provided in this material change report in order to provide shareholders with a more complete perspective on the proposed transaction and such information may not be appropriate for other purposes. Actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits may be derived there from.

The forward-looking statements and information contained in this material change report are made as of the date hereof and neither Rio Alto nor Sulliden undertakes any obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events, or results or otherwise, other than as required by applicable securities laws.